Exhibit 11(a)

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the inclusion in this Offering Circular constituting a part of this Offering Statement on Form 1-A POS of our report dated September 22, 2021, with respect to the financial statements of LunaDNA, LLC (the “Company”) as of December 31, 2020 and 2019 and for the two years then ended (which report includes an emphasis of matter paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern), and to the reference to us under the heading “Experts” in this Offering Circular which is part of this Offering Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

December 2, 2021